Exhibit 99.1

AGNICO EAGLE PROVIDES UPDATE ON MEXICO OPERATIONS

Toronto (April 2, 2020) — Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle” or the “Company”) is providing an update following the Government of Mexico’s decree relating to the COVID-19 pandemic that all non-essential businesses suspend operations until April 30, 2020 (the “Decree”).  The Government of Mexico has defined mining operations as a non-essential business.  Pursuant to the Decree, mining operations at the Company’s Mexico operations (Pinos Altos, Creston Mascota and La India) are ramping down activities in an orderly fashion while ensuring the safety of employees, the sustainability of the infrastructure and compliance with government regulations and environmental standards.  Each of these operations will be placed on care and maintenance until April 30, 2020.  Exploration activities in Mexico will also be suspended during this period.

The Company expects that the actions it is taking should allow for the timely and safe re-start of normal operations once the Decree is lifted.  Employees from the Mexico operations will continue to receive their base remuneration through April 30, 2020.  The Company will continue to communicate with the Government of Mexico to ensure compliance with the Decree and will continue to discuss procedures to potentially increase activities at the Company’s operations while having regard to the health and safety of our employees and communities.

COVID-19 Update

At the present time there are no confirmed cases of COVID-19 at the Company’s Mexico, Abitibi and Nunavut operations.  The Company is working to ensure the continued health of its employees and residents in the communities in which it operates.

At this time, Agnico Eagle’s Kittila mine in Finland is expected to continue to operate at normal levels.  On March 28, 2020, an employee who works underground at the Kittila mine in Finland tested positive for COVID-19.  The individual had experienced symptoms on March 15, 2020 and immediately followed protocol to self-quarantine at home where the individual remains and is recovering.

As part of the response protocols, the Company immediately suspended all underground operations at Kittila for 72 hours in order to identify other employees who may have been in close contact with the employee who had tested positive.  As well, all common areas in the workplace were thoroughly cleaned and disinfected.  Underground operations resumed on March 31, 2020.  There was no interruption to surface or mill operations as mill production was maintained with surface stockpiles.

All of Agnico Eagle’s operations and projects have put in place extensive measures in order to minimize the potential spread of COVID-19.  The Company’s pandemic response protocols have been updated to ensure that if an employee has tested positive while still working or was recently in the workplace before testing positive, clear procedures on sanitizing the workplace and common areas are outlined along with how to inform and monitor others that the employee has been in close contact with.  If the employee is at one of Agnico Eagle’s remote locations, procedures are in place to isolate the individual and transport them safely for testing and treatment.

In Nunavut, the Company has modified its staffing levels to allow operations to continue at reduced levels.  The operations at Agnico Eagle’s Abitibi mines remain on care and maintenance until April 13, 2020 as ordered by the Government of Quebec.

The Company continues to closely monitor the situation in cooperation with local health authorities.  The COVID-19 pandemic is a rapidly evolving situation and the Company will continue to assess its mining operations in each of its regions on an ongoing basis.

More information on Agnico Eagle’s proactive efforts to protect its people, neighbouring communities and business may be found at: https://www.agnicoeagle.com/English/sustainability/Our-COVID-19-Response/

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  Agnico Eagle and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Forward-Looking Statements

The information in this news release has been prepared as at April 2, 2020.  Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws.  When used in this news release, the words “expect”, “may”, “plan”, “will” and similar expressions are intended to identify forward-looking statements.

Such statements include, without limitation: statements regarding the Company’s plans to ramp down mining activities at its operations in Mexico and place such operations on care and maintenance, including the expected duration of such actions; statements regarding the Company’s plans to suspend exploration activities in Mexico; statements regarding mining activities at the Kittila mine; statements regarding the timeline for resuming normal operating levels at each of the Company’s operations; and other statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19, on the Company’s operations and overall business.

Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements.  Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2019 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2019 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that the duration or scope of the Decree is not extended or modified; and that governments, the Company or others do not take other measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company’s ability to operate its business.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements.  Such risks include, but are not limited to risks and uncertainties with respect to: the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company, which could have an adverse impact on many aspects of the Company’s business including, employee health, workforce productivity and availability (including the ability to transport personnel to the Meadowbank Complex and Meliadine mine which operate as fly-in/fly-out camps), travel restrictions, contractor availability, supply availability, ability to sell or deliver gold dore bars or concentrate, availability of insurance and the cost thereof, and the ability to procure inputs required for the Company’s operations and projects; and uncertainties with respect to the effect on the global economy associated with the COVID-19 pandemic and measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect financial markets, including the trading price of the Company’s shares and the price of gold, and could adversely affect the Company’s ability to raise capital.

For a more detailed discussion of these and other risks and factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made.  Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.